[redacted]

14041583

SEC
Mail Processing
Section

SEP 12 2014

Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Corporate Pointe, Suite 382
(No. and Street)

Culver City	CA	92030-7612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward L. Price — 310-410-8341 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason B. Vanclef, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFG Securities, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TUAN NGO
COMM. #1981188
Notary Public - California
Los Angeles County
My Comm. Expires June 7, 2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)

County of Los Angeles)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 9/8/14 before me, TUAN NGO (here insert name and title of the officer),

personally appeared JASON VANCLEF

_______________________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]

TUAN NGO
COMM. #1981188
Notary Public - California
Los Angeles County
My Comm. Expires June 7, 2016

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Financial Audit.

containing ______ pages, and dated ______________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☒ Corporate Officer(s) JASON VANCLEF
  President/CEO (Title(s))
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______________

representing: ______________ (Name(s) of Person(s) or Entity(ies) Signer is Representing)

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
☐ ______________

VFG Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2014

Contents

PART I

Independent Auditor's Report
Statement of Financial Condition
Statement of Income
Statement of Changes in Stockholder's Equity
Statement of Cash Flows
Notes to Financial Statements

SCHEDULES

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3

Schedule III – Information Relating to Possession or
Control Requirements Under Rule 15c3-3

PART II

SIPC Supplemental Report

PART III

Review of Exemption Report of Independent
Registered Public Accounting Firm

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Independent Auditor's Report

Board of Directors
VFG Securities, Inc.
Culver City, CA 92030-7612

I have audited the accompanying statement of financial condition of VFG Securities, Inc. (the "Company"), as of June 30, 2014 and related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financials statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III (the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. My audit procedures included determining whether the information in the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming my opinion on the information in the Schedules, I evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the information in the Schedules is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
September 7, 2014

VFG Securities, Inc.
Statement of Financial Condition
June 30, 2014

Assets

Cash and cash equivalents		$ 138,471
Deposit with clearing organization		25,000
Due from affiliate		325
Commissions receivable		319,795
Note receivable from officer		250,000
Interest receivable from officer		5,894
Prepaid expenses and deposits		25,427
Total Assets		$ 764,912

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses		$ 21,209
Commissions payable		263,673
Due to parent		13,662
Deferred rent		14,986
Taxes payable		21,518
Salaries and wages payable		6,415
Total Liabilities		341,463

Stockholder's equity

Common stock, no par value, 200 shares authorized		
200 shares issued and outstanding	$ 56,871	
Additional paid in capital	906,426	
Retained earnings (deficit)	(539,848)	423,449
Total liabilities and stockholder's equity		$ 764,912

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Income
June 30, 2014

Revenues	
Commissions	$ 4,627,094
Marketing fee-due diligence income	570,087
Interest income	7,271
Other income	70,335
Total Revenues	$ 5,274,787
Expenses	
Commissions	$ 3,958,387
Salaries, wages and related	366,044
Clearing fees	22,434
Computer	42,392
Insurance	181,363
Consulting fees	350,000
Office	17,108
Postage and delivery	8,281
Professional fees	89,616
Rent	36,939
Regulatory fees	20,507
SIPC fees	12,920
Taxes-other	7,381
Travel	16,330
Meals & meetings	16,071
All other	22,385
Total Expenses	$ 5,168,158
Net income before income tax provision	106,629
Income tax provision	21,518
Net Income	$ 85,111

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	TOTAL
Balance, June 30, 2013	$ 56,871	$ 906,426	$ (624,959)	$338,338
Net income			85,111	85,111
Balance, June 30, 2014	$ 56,871	$ 906,426	$ (539,848)	$423,449

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Cash Flows
June 30, 2014

Cash Flows from operating activities	
Net income	$ 85,111
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
(Increase) decrease in assets:	
Accounts receivable	1,618
Commissions receivable	(91,901)
Interest receivable	(1,742)
Due from affiliate	25
Prepaid expenses	(6,937)
Undeposited funds	(1,000)
Increase (Decrease) in liabilities	
Accounts payable	(18,837)
Deferred rent	6,101
Commission payable	57,550
Due to parent	13,781
Insurance payable	(6,442)
Salaries/Wages payable	4,598
Taxes payable state	19,122
Net cash provided in operating activities	61,047
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	-
Net increase in cash	61,047
Cash at beginning of year	77,424
Cash at end of year	$ 138,471
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Notes to Financial Statements
June 30, 2014

Note 1 - Organization and Nature of Business

VFG Securities, Inc. (the "Company") was founded on June 18, 1984 in the State of New York under the name of International Business Securities, Inc. On September 11, 2009, the Company changed ownership and its name to VFG Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Vanclef Financial Group, Inc. (the "Parent"), and is affiliated through common ownership with VFG Advisors, Inc.

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interest
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 - Significant Accounting Policies (continued)

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 81,406	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Note Receivable from Officer

On March 10, 2010 the Company entered into an agreement to lend a principal sum of $260,000 to one of its officers. The loan is at the applicable Federal Mid-Term Rate, 2.91% pursuant to Section 1274 of the Internal Revenue Code. According to this agreement, interest only shall be due and payable on a monthly basis beginning May 1, 2010, with the final payment in the amount necessary to pay all principal and interest then outstanding and due on April 1, 2040. For the year ended June 30, 2014 the Company earned a total of $7,275 in interest income on this loan, the loan balance was $250,000 at June 30, 2014 and interest receivable was $5,894.

Note 6 - Related Party Transactions

The Company and the Parent (Vanclef Financial Group, Inc.) share personnel, office space, and various other administrative expenses. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended June 30, 2014 total expenses allocated from the Parent were $285,376 which are reflected as employee compensation and benefits, and occupancy on the Statement of Income. In addition, VFG Securities, Inc. paid $350,000 in consulting services fees to Parent.

Receivable from Affiliate was $325 and payable to Parent was $13,662 at June 30, 2014.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company had net capital of $95,450 which was $72,686 in excess of its required net capital of $22,764. The Company's net capital ratio was 3.58 to 1.

Note 9 - Income Taxes

Corporation's Income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal	$ 11,708
California	9,810
New Jersey	-
Texas	-
Total income tax expense	$ 21,518

Note 9 - Income Taxes (continued)

Of the balance at June 30, 2014, approximately $10,700 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future years. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Note 10 - Exemption (k) (2) (ii) from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000. The clearing broker deposit at June 30, 2014 was $25,000.

Note 12 - Litigation

As a result of a Colorado Division of Securities investigation, charges and allegations had been filed against VFG Securities, VFG Advisors and one of their former representatives. VFG Securities reached an out-of-court agreement with the Division of Securities for the State of Colorado and agreed to withdraw its securities license in Colorado for a period of 36 months (until April 2015) pending approval from the State of Colorado indicating that all requirements of the settlement have been met. In addition, on August 2, 2012 the Colorado Division of Securities approved the agreement's accounting, confirming VFG Securities required a reimbursement amount of $75,259 to its Colorado customers. Payment was made during the year ending June 30, 2013 and treated as a 2013 expense.

Note 12 - Litigation (continued)

Vanclef Financial Group (the "Parent") entered into an agreement to sell VFG Securities and VFG Advisors (the "Affiliate") to an unaffiliated entity on January 11, 2013. The agreement was terminated August 21, 2013. A Settlement Agreement and General Release dated February 11, 2014 was executed by all parties. There are no known litigations or related contingent liabilities associated with the termination as of the date of this report.

Note 13 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end June 30, 2014 through September 7, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

See Note 12 for additional subsequent event information.

VFG Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
June 30, 2014

Computation of net capital		
Stockholder's equity	$	423,449
Nonallowable assets		
Non Allowable AR		(46,354)
Due from affiliates and parent		-
Interest receivable from officer		(5,894)
Prepaid expenses & Other Assets		(25,751)
Note receivable from officer		(250,000)
Net capital	$	95,450
Computation of net capital requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness	$	22,764
Minimum dollar net capital required		5,000
Net Capital required (greater of above)		22,764
Excess net capital	$	72,686
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	61,304
Computation of Aggregate Indebtedness		
Total liabilities	$	341,463
Aggregate indebtedness to net capital		3.58

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	107,198
Variance -		
Account Receivable Allowable- increase		26,079
Accrued expenses - increase		(37,827)
Net Capital per Audited Report	$	95,450

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

A computation of reserve requirement is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

VFG Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

Information relating to possession or control requirements is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Part II
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

To the Board of Directors
VFG Securities, Inc.
Culver City, CA 92030-7612

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by VFG Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating VFG Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VFG Securities, Inc.'s management is responsible for VFG Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting minor differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (summary of FOCUS reports filed), noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
September 7, 2014

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of VFG Securities, Inc.

I have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report in which (1) VFG Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which VFG Securities, Inc., claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) VFG Securities, Inc. stated that VFG Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year **except** as described in its exemption report. VFG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VFG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
September 7, 2014